UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       COLORADO WYOMING RESERVE COMPANY
                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   628652109
                                (CUSIP Number)

           Kim M. Fuerst                           With copies to:
            President and                    Patricia M. Mitchell, Esq.
      Chief Executive Officer                Davis, Graham & Stubbs LLP
           751 Horizon Court, Suite 205      370 17th Street, Suite 4700
   Grand Junction, Colorado 81506              Denver, Colorado  80202
           (303) 296-1908                          (303) 892-9400


-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                              FEBRUARY 22, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 8 pages

CUSIP No. 628652109               SCHEDULE 13D               Page 2 of 8 Pages
-------------------------------------------------------------------------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinity Petroleum Management, LLC           IRS # 84-1347168


  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

        00 - (See Items 3 and 4)


  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [ ]
      TO ITEMS 2(d) or 2(e)


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Colorado


   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          225,000 (See Item 5.)
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
     PERSON
      WITH        9   SOLE DISPOSITIVE POWER

                        225,0000 (See Item 5.)

                 10   SHARED DISPOSITIVE POWER


 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        225,000 (See Item 5.)


 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 8.6%, based upon 2,417,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the additional 200,000 shares to be issued as described in Item 5.


 14  TYPE OF REPORTING PERSON*

        00 - Limited Liability Company


                             Page 2 of 8 pages

CUSIP No. 628652109               SCHEDULE 13D               Page 3 of 8 Pages
-------------------------------------------------------------------------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Samuel Butler

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

        00 - (See Item 5.)

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [ ]
      TO ITEMS 2(d) or 2(e)

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          200,000 (See Item 5.)
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
     PERSON             225,000 (See Item 5.)
      WITH
                  9   SOLE DISPOSITIVE POWER

                        200,000 (See Item 5.)

                 10   SHARED DISPOSITIVE POWER

                        225,000 (See Item 5.)

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        425,000 (See Item 5.)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 15.0%, based upon 2,417,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the additional 400,000 shares to be issued as described in Item 5.

 14  TYPE OF REPORTING PERSON*

        IN


                             Page 3 of 8 pages

Colorado Wyoming Reserve Company                              Page 4 of 8 Pages
SCHEDULE 13D                                                      March 3, 1998


ITEM 1.  SECURITY AND ISSUER.

         Shares of Common Stock, par value $.01 per share (the "Shares") of:

         Colorado Wyoming Reserve Company
         751 Horizon Court
         Suite 205
         Grand Junction, Colorado 81506
         (303) 296-1908

   The names and addresses of the principal executive officers of the Company are as follows:

   NAME                          TITLE                      ADDRESS

Kim M. Fuerst            President, Treasurer,    751 Horizon Court, Ste. 205
                         CEO & CFO                Grand Junction, CO 81506


Faisal Chaudhary         Secretary                151 Toby Lane
                                                  Anaheim Hills, CA 92807

ITEM 2.     IDENTITY AND BACKGROUND.

 (a)-(c) Trinity Petroleum Management, LLC, a Colorado limited liability company ("Trinity") Principle Business: Oil and Gas Property Management Principle Business Office: 1801 Broadway, Suite 600, Denver, Colorado 80202.

     (d) J. Samuel Butler ("Mr. Butler"), the sole manager and majority owner of Trinity, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Butler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Butler is a United States citizen.

          --------------------------------

     (a)  J. Samuel Butler
     (b)  1801 Broadway, Suite 600, Denver, Colorado 80202
     (c) Sole Manager of Trinity; Director of Issuer; President of ST Oil Company, a privately-held Nevada corporation.
     (d) Mr. Butler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Butler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order

Colorado Wyoming Reserve Company                             Page 5 of 8 Pages
SCHEDULE 13D                                                     March 3, 1998


          enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) Mr. Butler is a United States citizen.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This Schedule 13D is being filed to report the acquisition of more than five percent of the Common Stock of the Company by each of Trinity and Mr. Butler. Trinity received a warrant for the purchase of 100,000 shares of Common Stock, an option for the purchase of 100,000 shares of Common Stock, and 25,000 restricted shares of the Company's Common Stock, all as partial compensation for administrative services provided to the Company. Mr. Butler was granted an option to purchase 200,000 shares of the Company's Common Stock in connection with his service as a member of the Board of Directors of the Company.


ITEM 4.     PURPOSE OF TRANSACTION.

         On March 31, 1997, Trinity was issued a warrant to purchase 100,000 shares of the Company's Common Stock as partial compensation for administrative services provided by Trinity to the Company pursuant to an Administrative Services Agreement dated March 15, 1997. On January 22, 1998, Trinity was granted an option to purchase 100,000 shares of the Company's Common Stock, and was issued 25,000 shares of restricted Common Stock, as partial compensation for additional administrative services provided to the Company in connection with a merger transaction undertaken by the Company. The stock option granted on January 22, 1998 had a three-month vesting period and, on February 22, 1998, became exercisable within sixty days. Additional warrants or stock options may be granted by the Board of Directors to Trinity in the future as compensation for its administrative services.

      On October 18, 1996, Mr. Butler was granted an option to purchase up to 200,000 shares of Common Stock in connection with his services as a member of the board of directors of the Company. Mr. Butler is the sole manager and majority owner of Trinity, and therefore, is the beneficial owner of the warrants, options and shares of Common Stock held by Trinity. All of the above-referenced options and warrants are presently (or will be within sixty days hereof) exercisable.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

  (a)-(b) Trinity beneficially owns 225,000 Shares, which includes a warrant to purchase 100,000 Shares, presently exercisable at $1.00 per share; a stock option to purchase 100,000 Shares, exercisable on April 22, 1998 at $1.50 per share; and 25,000 restricted Shares. Trinity's beneficial ownership represents approximately 8.6% of the Company's Shares. Trinity, through its sole manager, Mr. Butler, has sole voting and dispositive power over such Shares.

     (c) Trinity has not been involved in any Share transactions during the last sixty days.

Colorado Wyoming Reserve Company                              Page 6 of 8 Pages
SCHEDULE 13D                                                      March 3, 1998


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

     (e)  Trinity is the beneficial owner of more than 5% of the Company's
          Shares.

--------------------------

   a)-(b) Mr. Butler beneficially owns 425,000 Shares, which includes director stock options to purchase 200,000 Shares, presently exercisable at $1.00 per share; and the Shares held by Trinity as described above. Mr. Butler's beneficial ownership (including the Trinity holdings) represents approximately 15.0% of the Company's Shares. Mr. Butler has sole voting and dispositive power over stock options to purchase 200,000 Shares, and shares voting and dispositive power with Trinity over the warrant and option to purchase 200,000 Shares and the 25,000 restricted Shares.

     (c) Mr. Butler has not been involved in any Share transactions during the last sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

     (e) Mr. Butler is the beneficial owner of more than 5% of the Company's Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Trinity or Mr. Butler and any other person with respect to any securities of the Company other than the following:

      As between Trinity and the Company: The Administrative Services Agreement, dated March 15, 1997, the Warrant dated March 31, 1997 and a Non-Statutory Stock Option Agreement dated February 6, 1998.

      As between Mr. Butler and the Company: a Non-Statutory Stock Option Agreement dated October 18, 1996.

      As between Mr. Butler and Trinity: Joint Filing Agreement, dated March 3, 1998, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A -- Joint Filing Agreement, dated March 3, 1998, by and between Trinity Petroleum Management, LLC and J. Samuel Butler, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.

           Exhibit B -- Administrative Services Agreement, dated as of March
                        15, 1997, between Trinity and the Company.

Colorado Wyoming Reserve Company                             Page 7 of 8 Pages
SCHEDULE 13D                                                     March 3, 1998


           Exhibit C -- Warrant, dated as of March 31, 1997, between Trinity and the Company.

           Exhibit D -- Non-Statutory Stock Option Agreement, dated February
                        6, 1998, between Trinity and the Company.

           Exhibit E -- Non-Statutory Stock Option Agreement, dated as of
                        October 18, 1996, between Mr. Butler and the Company.





                                        SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated March 3, 1998                       /s/J. Samuel Butler
                                          -------------------------------------
                                          J. Samuel Butler, Individually
                                          Director



                                          TRINITY PETROLEUM MANAGEMENT, LLC


                                          By: /s/J. Samuel Butler
                                             ----------------------------------
                                             J. Samuel Butler, Manager

Colorado Wyoming Reserve Company                              Page 8 of 8 Pages
SCHEDULE 13D                                                      March 3, 1998


                              EXHIBIT INDEX TO SCHEDULE 13D



Exhibit A         Joint Filing Agreement, dated March 3, 1998, by and between
                  Trinity Petroleum Management, LLC and J. Samuel Butler, individually.


Exhibit B         Administrative Services Agreement, dated as of March 15,
                  1997, between Trinity and the Company.


Exhibit C         Warrant, dated as of March 31, 1997, between Trinity and the
                  Company.

Exhibit D         Non-Statutory Stock Option Agreement, dated February 6,
                  1998, between Trinity and the Company.

Exhibit E         Non-Statutory Stock Option Agreement, dated October 18, 1996, between Mr. Butler and the Company.